BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Operations

(unaudited)

	For the three months ended		For the six months ended
Thousands of US dollars (except (loss) earnings per share	June 30		June 30
and shares outstanding)	2013	2012	2013	2012

Revenue from the sale of gold	$30,401	$28,422	$74,229	$54,245

Operating expenses
Direct operating costs	20,416	14,716	37,941	28,474
Depreciation and amortization	9,840	6,033	18,308	12,033
Corporate administration	2,504	2,987	5,150	5,572
Total operating expenses	32,760	23,736	61,399	46,079
(Loss) income from operations	(2,359)	4,686	12,830	8,166
Other income (expenses)
Unrealized gains on derivative liabilities, net (Note 6)	1,048	702	2,184	4,419
Renunciation of flow-through shares	570	463	1,156	1,199
Finance income	61	45	118	121
Impairment on investments	-	(4,887)	-	(4,887)
Finance costs	(2,550)	(1,314)	(5,041)	(2,456)
Unrealized loss on derivative asset	(2,203)	-	(2,927)	-
Equity loss in investment in associate	-	(92)	-	(132)
Foreign exchange gain (loss) and other	823	567	1,744	(493)
(Loss) income before income taxes	(4,610)	170	10,064	5,937
Income tax (expense) recovery	(131)	246	(1,064)	(1)
Net (loss) income attributable to shareholders	$(4,741)	$416	$9,000	$5,936

(Loss) earnings per share (Note 9)
Basic	$(0.02)	$0.00	$0.04	$0.03
Diluted	$(0.02)	$0.00	$0.04	$0.03

Weighted average shares outstanding (Note 9)
Basic	231,577,722	217,314,400	231,506,450	210,804,922
Diluted	231,577,722	217,379,180	231,506,450	211,146,982

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors on August 8, 2013

“David W. Peat”	“Wade K. Dawe”

Director	Director

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

(unaudited)

	For the three months ended		For the six months ended
	June 30		June 30
Thousands of US dollars	2013	2012	2013	2012

Net (loss) income attributable to shareholders	$(4,741)	$416	$9,000	$5,936
Other comprehensive loss
Items that may be reclassified subsequently to net (loss) income:
Unrealized loss on available-for-sale investment	(175)	-	(234)	-
Total comprehensive (loss) income attributable to shareholders	$(4,916)	$416	$8,766	$5,936

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

Thousands of US dollars	June 30 2013	December 31 2012
Assets
Current assets
Cash	$20,930	$29,807
Accounts receivable	1,133	1,927
Prepaids	424	674
Inventories (Note 3)	12,068	10,862
Investment	285	543
Assets held for sale	4,067	4,062
Total current assets	38,907	47,875
Inventories (Note 3)	7,391	8,367
Derivative asset	662	3,767
Property, plant and equipment (Note 4)	346,894	340,875
Restricted cash	19,474	20,395
Total assets	$413,328	$421,279

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$15,465	$21,071
Deferred revenue	3,550	3,550
Current portion of long-term debt (Note 5)	17,143	17,097
Total current liabilities	36,158	41,718
Accrued long-term liabilities	1,512	1,680
Derivative liabilities (Note 6)	5,936	9,725
Deferred revenue	23,818	25,715
Long-term debt (Note 5)	68,762	76,098
Accrued site closure costs (Note 7)	23,277	24,152
Deferred tax liability	10,631	9,567
Total liabilities	170,094	188,655
Shareholders’ Equity
Common shares (Note 8)	397,956	397,616
Equity reserve	58,730	57,226
Warrant reserve	13,733	13,733
Investment revaluation reserve	(52)	182
Accumulated deficit	(227,133)	(236,133)
Total shareholders’ equity	243,234	232,624
Total liabilities and shareholders’ equity	$413,328	$421,279

Commitments and contingencies (Note 13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(unaudited)

Thousands of shares and US dollars	Common Shares	Common Shares	Equity Reserve	Warrant Reserve	Investment Revaluation Reserve	Accumulated Deficit	Total Shareholders’ Equity

Balance, December 31, 2011	201,519	$371,265	$52,589	$13,733	$-	$(255,062)	$182,525
Shares issued for cash	15,790	13,853	-	-	-	-	13,853
Shares issued under agreement	25	23	-	-	-	-	23
Share-based compensation	-	-	2,466	-	-	-	2,466
Net income attributable to shareholders	-	-	-	-	-	5,936	5,936
Balance, June 30, 2012	217,334	$385,141	$55,055	$13,733	$-	$(249,126)	$204,803

Balance, December 31, 2012	231,360	$397,616	$57,226	$13,733	$182	$(236,133)	$232,624
Shares issued for deferred share units	100	94	-	-	-	-	94
Shares issued under employee purchase plan	432	246	-	-	-	-	246
Share-based compensation	-	-	1,504	-	-	-	1,504
Unrealized loss on investment	-	-	-	-	(234)	-	(234)
Net income attributable to shareholders	-	-	-	-	-	9,000	9,000
Balance, June 30, 2013	231,892	$397,956	$58,730	$13,733	$(52)	$(227,133)	$243,234

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
Thousands of US dollars	2013	2012	2013	2012
Operating activities
Net (loss) income attributable to shareholders	$(4,741)	$416	$9,000	$5,936
Non-cash items:
Depreciation and amortization	9,840	6,033	18,308	12,033
Share-based compensation	789	1,297	1,504	2,466
Finance costs	2,550	2,127	5,041	4,081
Capitalized borrowing costs	-	(813)	-	(1,625)
Impairment on investments	-	4,887	-	4,887
Unrealized gains on derivative liabilities	(1,048)	(702)	(2,184)	(4,419)
Unrealized loss on derivative asset	2,203	-	2,927	-
Renunciation of flow-through shares	(570)	(463)	(1,156)	(1,199)
Income tax expense (recovery)	131	(246)	1,064	1
Equity loss in investment in associate	-	92	-	132
Inventory impairment included in direct operating costs	1,827	-	1,827	-
Other	817	18	884	356
Net change in non-cash operating working capital (Note 10)	(2,483)	(2,166)	(6,481)	(5,187)
Net cash provided by operating activities	9,315	10,480	30,734	17,462

Investing activities
Additions to property, plant and equipment	(7,204)	(13,426)	(17,057)	(28,101)
Additions to exploration and evaluation assets	(3,773)	(2,553)	(7,539)	(5,684)
Disposals of property, plant and equipment	-	200	-	366
Increase in bonding deposit	(188)	-	(188)	-
Net cash used in investing activities	(11,165)	(15,779)	(24,784)	(33,419)

Financing activities
Proceeds from issuance of shares	-	-	-	13,853
Proceeds from lease financing	-	-	-	15,002
Proceeds from issuance of shares under employee purchase plan	142	-	142	-
Interest paid on debt	(1,920)	(1,341)	(3,824)	(2,557)
Repayment of debt	(4,936)	(2,316)	(8,188)	(4,695)
Net cash (used in) provided by financing activities	(6,714)	(3,657)	(11,870)	21,603

Effect of exchange rate changes on cash	(1,787)	(601)	(2,957)	127

(Decrease) increase in cash	(10,351)	(9,557)	(8,877)	5,773
Cash, beginning of period	31,281	34,152	29,807	18,822
Cash, end of period	$20,930	$24,595	$20,930	$24,595

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Brigus Gold Corp. (“Brigus” or the “Company”)is incorporated and domiciled in Canada and is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:BRD.TO) and NYSE MKT Equities Exchange (NYSE MKT: BRD). The Company’s registered office is at 1959 Upper Water Street, 1100 Purdy’s Wharf Tower I, Halifax, NS, B3J 3E5.

Brigus is principally engaged in gold mining including extraction, processing and refining as well as exploration and development of mineral deposits principally in Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements (“interim financial statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in US Dollars (USD). These interim financial statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim financial statements, the same accounting principles and methods of computation have been applied as in the financial statements on December 31, 2012 and for the year then ended, except for the accounting policy changes noted below. The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

These interim financial statements have been prepared using the historical cost basis, except for certain financial instruments as described in Note 11.

Changes in Accounting Policies

The Company has adopted the following new standards effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns. The Company conducted a review of the new standard and determined that the adoption of IFRS 10 did not result in any change to the interim financial statements.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

IFRS 11 Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. IFRS 11 removes the option to apply the proportional consolidation method when accounting for jointly controlled entities and eliminates the concept of jointly controlled assets. IFRS 11 now only differentiates between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.The Company conducted a review of the new standard and determined that the adoption of IFRS 11 did not result in any change to the interim financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities. The Company conducted a review of the new standard and determined that the adoption of IFRS 12 did not result in any change to the interim financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces existing IFRS guidance on fair value with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and outlines required disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. The Company conducted a review of the new standard and determined that the adoption of IFRS 13 resulted in additional disclosure around fair value measurement which has been included in the interim financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

The IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when this activity provides access to useable ore that can be used to produce inventory or improves access to further quantities of material that will be mined in future periods. The Company conducted a review of the new standard and determined that the adoption of IFRIC 20 did not result in any change to the interim financial statements.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.The IASB has issued an amendment to IFRS 9 Financial Instruments (“IFRS 9”), which changes the effective date of IFRS 9 (2009) and IFRS 9 (2011), so that IFRS 9 is required to be applied for annual periods beginning on or after January 1, 2015, with early application permitted. This amendment was released in connection with IFRS 7 Financial Instruments: Disclosures – Transition Disclosures (“IFRS 7”) which outlines that, with the amendments to IFRS 9, entities applying IFRS 9 do not need to restate prior periods but are required to apply modified disclosures. The Company is currently assessing the impact of applying the amendments of IFRS 9 and IFRS 7 on the consolidated financial statements.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

3.	INVENTORIES

Inventories consist of:

	June 30	December 31
	2013	2012
Current portion of inventory
Doré	$1,190	$893
In-circuit gold	4,310	4,232
Stockpiled ore	4,148	3,027
Material and supplies	2,420	2,710
	12,068	10,862
Long-term stockpiled ore	7,391	8,367
	$19,459	$19,229

The cost of inventories recognized as an expense in the Statement of Operations during the three and six month periods ended June 30, 2013 is $30.3 million and $56.2 million (June 30, 2012 - $20.7 million and $40.5 million), respectively. For the three and six month periods endedJune 30, 2013, the Company recorded net realizable value adjustments of $3.1 millionand $3.1 million(June 30, 2012 – $0.7 million and $1.0 million), respectively. There were no reversals of write-downs during the period.

All elements of inventory are valued at the lower of cost or net realizable value. The cost of stockpiled ore, in-circuit gold inventory and Doré inventory includes direct production costs, attributable overheads and depreciation incurred to bring the material to its present point in the process cycle. Net realizable value represents that value that can be realized upon sale of the inventory, less a reasonable allowance for further processing and sales costs, where applicable. The estimates and assumptions used in the measurement of the inventories include surveyed stockpile quantities, in-circuit process volumes, gold grades and recoveries and the price per ounce of gold.

The net realizable value for in-circuit gold inventory, Doré and short term stockpiled ore is determined based on prevailing gold prices. The net realizable value for long-term stockpiled ore is determined based on management’s estimate for future gold prices. Management has determined the net realizable value of the long term stockpiled ore based on an estimate of the future gold price of $1,300 per ounce. The net realizable value adjustment recorded for the three month and six month periods ended June 30, 2013 is a result of the estimated cost of the long term stockpiled ore exceeding management’s estimate of the net realizable value of this inventory.

The net realizable value for long-term stockpiled ore is significantly affected by changes in assumptions for gold prices and production costs. A further $100 per ounce decline in management’s estimate for the long-term gold price would result in a net realizable value adjustment of $1.7 million relating to the long-term ore stockpile.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

4.	PROPERTY, PLANT AND EQUIPMENT

	Mining properties		Property, plant	Evaluation and
	Depreciable	Non-depreciable	and equipment	exploration assets	Total
Cost
As at December 31, 2012	$201,956	$62,785	$119,235	$32,928	$416,904
Additions	15,813	-	2,451	7,900	26,164
Disposals	-	(989)	(545)	-	(1,534)
As at June 30, 2013	$217,769	$61,796	$121,141	$40,828	$441,534

	Mining properties		Property, plant	Evaluation and
	Depreciable	Non-depreciable	and equipment	exploration assets	Total
Accumulated depreciation and impairment
As at December 31, 2012	$36,180	$6,029	$33,820	$-	$76,029
Depreciation	12,188	-	7,214	-	19,402
Disposals	-	(335)	(456)	-	(791)
As at June 30, 2013	$48,368	$5,694	$40,578	$-	$94,640

	Mining properties		Property, plant	Evaluation and
	Depreciable	Non-depreciable	and equipment	exploration assets	Total
Carrying amount
As at December 31, 2012	$165,776	$56,756	$85,415	$32,928	$340,875
As at June 30, 2013	$169,401	$56,102	$80,563	$40,828	$346,894

During the three and six month periods ended June 30, 2013, $nil and $nil (June 30, 2012 - $0.8 million and $1.6 million) of borrowing costs associated with qualifying assets were capitalized within property, plant and equipment. The applicable capitalization rate for the three and six month periods ended June 30, 2012 was 11.5%.

The carrying value of property, plant, and equipment under finance leases at June 30, 2013 was $35.9 million (December 31, 2012 - $38.6 million).

The Company has made commitments to acquire property, plant and equipment totalling $14.1 million at June 30, 2013 (December 31, 2012 - $14.1 million).

The Company reviews the carrying values of its long-term assets when indicators of impairment exist which may indicate that the carrying values may be impaired. Impairment assessments are conducted at the cash-generating unit (“CGU”) level. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The recoverable amount is the greater of the CGU’s fair value less costs to sell and its value in use. The estimates and assumptions used by management in the determination of a CGU’s fair value include recoverable ounces of gold, future gold prices, the Canadian dollar/US dollar exchange rate and future costs of operations.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

During the quarter, the Company identified two indicators of potential impairment. Firstly, the trading price of the Company’s shares declined such that the Company’s market capitalization was below the carrying value of net assets. Secondly, market prices of gold declined significantly to below levels used in the Company’s forecasts. As a result, an impairment assessment on the Black Fox CGU was performed.

The fair value of the Black Fox CGU was determined using the Fair Value Less Costs to Sell (FVLCS) approach, using discounted cash flows. The FVLCS assessment was based on assumptions regarding total estimated production, future operating costs, future metal prices and a discount rate. The estimated future production was based on the production profile in the Life of Mine Plan. This estimate includes production from exploration targets which do not currently qualify for inclusion in proven or probable ore reserves, but where there is supporting evidence in the economic extraction of minerals.

Future operating costs assumptions are based on actual results to date and future budgeted amounts. The most significant cost assumptions include:$3.00 per tonne of open pit ore and waste mined, $80.00 per tonne of underground ore mined, $18.00 per tonne of ore milled, and general and administrative costs of $11.70 per tonne of ore milled.

Future revenues have been projected using broker average forecast gold prices. Management has based its assessment on the following estimated gold prices: $1,450 for 2014, $1,440 for 2015, $1,435 for 2016, $1,375 for 2017 and $1,300 for periods thereafter.

The resulting cash flows were discounted to a present value, using a pre-tax discount rate equal to the Company’s weighted average costs of capital which includes estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio.

The Company concluded that an impairment charge was not required, as the FVLCS was greater than the carrying value. However, the projected cash flows are significantly affected by changes in assumptions for gold prices, future capital expenditures, production costs estimates, discount rates and exchange rates. Changes to these assumptions could result in the recognition of an impairment charge in the future. If gold prices were to remain at spot prices for an extended period of time, the Company would need to re-evaluate the pricing assumptions used for impairment testing. A decrease in the forecasted gold prices of 10% would result in an impairment charge of $28.6 million. An increase in operating costs of 15% would result in an impairment charge of $14.6 million.

5.	LONG-TERM DEBT

	June 30	December 31
	2013	2012
Senior unsecured convertible debentures	$38,190	$36,518
Senior secured notes	24,742	27,527
Finance lease liabilities	22,973	29,150
Total debt	$85,905	$93,195

Current	$17,143	$17,097
Non-current	68,762	76,098
Total debt	$85,905	$93,195

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

6.	Derivative liabilities

The derivative liabilities are as follows:

	June 30	December 31
	2013	2012
Convertible debenture conversion option	$566	$2,554
Warrant liabilities	1,274	1,592
Commodity linked interest liability	4,096	5,579
	$5,936	$9,725

The unrealized gains and (losses)associated with the derivative liabilitiesrecorded in the Statements of Operations are as follows:

	Three months ended		Six months ended
		June 30		June 30
	2013	2012	2013	2012
Convertible debenture conversion option	$844	$(428)	$1,988	$1,926
Warrant liabilities	553	1,130	318	2,493
Commodity linked interest liability	(349)	-	(122)	-
	$1,048	$702	$2,184	$4,419

Convertible debenture conversion option

The conversion option provided to the holders of the Senior unsecured convertible debentures(“the Debentures”) is a derivative liability. The conversion option is re-measured at fair value through the Statement of Operationsat the end of each reporting period.

The following are the assumptions used in calculating the fair value of the conversion option:

	June 30, 2013	June 30, 2012
Discount rate	0.66%	0.72%
Expected life	2.75	3.75
Expected volatility	61%	71%
Exercise price	$2.45	$2.45
Stock price	$0.51	$0.84

Expected volatility is based on the historical share price volatility over a period of time equivalent to the expected life of the conversion option.

Warrant liabilities

The Company has issued publicly traded warrants with exercise prices denominated in a currency other than the Company’s functional currency. These are considered to be equity linked financial instruments and therefore are classified as derivative liabilities. The fair value of the warrant liabilities is determined using the quoted market value of these securities. Gains or losses resulting from the change in the quoted market value are recognized in the Statement of Operations each reporting period.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The following are the assumptions used in calculating the fair value of the warrant liabilities:

	June 30, 2013	June 30, 2012
BRD.WT	$0.10	$0.36
BRD.WT.A	$0.095	$0.26
BRD.WT conversion factor	1 to 1.36855	1 to 1.36855

Commodity linked interest liability

The interest rate payable under the terms of the Notes is linked to a commodity price and is therefore considered to be a derivative liability. The fair value of the derivative liability is calculated using a valuation technique. Gains and losses relating to changes in the fair value of the derivative liability are recorded in the Statement of Operations at the end of each reporting period.

The following are the assumptions used in calculating the fair value of the commodity linked interest liability:

	June 30, 2013	June 30, 2012
Discount rate	1.69%	-
Foreign exchange rate ($USD / $CDN)	1 = 1	-
Average gold price – 2013 (per ounce)	$1,350	-
Average gold price – 2014 (per ounce)	$1,450	-
Average gold price – 2015 (per ounce)	$1,440	-

7.	ACCRUED SITE CLOSURE COSTS

The accrued site closure costs are as follows:

	June 30	December 31
	2013	2012
Balance, beginning of period	$24,152	$19,570
Accretion	237	398
Change in estimates	207	3,767
Foreign exchange	(1,319)	417
Balance, end of period	$23,277	$24,152

As of June 30, 2013, the undiscounted obligations, adjusted for inflation, associated with the site closure costs relating to the Black Fox Mine and Mill and advanced exploration projects are $27.7 million (December 31, 2012 - $28.8 million). The present value of the Company’s accrued site closure liability was determined using a discount rate of 2% (December 31, 2012 - 2%).

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

8.	SHARE CAPITAL

a)	Common Shares

Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of shares	Amount
Outstanding, December 31, 2012	231,359,942	$397,616
Shares issued for deferred share units	100,000	94
Shares issued under employee purchase plan	431,976	246
Outstanding, June 30, 2013	231,891,918	$397,956

b)	Warrants

The following reconciles the warrants outstanding at the beginning and end of the respective periods:

	June 30, 2013		December 31, 2012
	Number of warrants	Weighted average exercise price (Cdn$)	Number of warrants	Weighted average exercise price (Cdn$)
Balance, beginning of period	22,595,345	$1.84	30,878,267	$1.66
Exercised	-	-	(5,326,782)	0.88
Expired	(6,709,028)	1.01	(2,956,140)	1.67
Balance, end of period	15,886,317	$2.19	22,595,345	$1.84

There were no warrants issued during the three and six month periods ended June 30, 2013 (December 31, 2012 – nil). The weighted average exercise price of the warrants outstanding at June 30, 2013 was Cdn$ 2.19 (December 31, 2012 - Cdn$ 1.84).

The following table summarizes information relating to warrants outstanding as at June 30, 2013:

	Number of warrants and shares	Exercise price
Date issued	issuable upon exercise	(Cdn$)	Expiry date
June 25, 2010	7,121,592	$2.19	November 19, 2014
October 19, 2010	8,764,725	2.19	November 19, 2014
	15,886,317	$2.19

c)	Stock Option Plan

The following reconciles the stock options outstanding at the beginning and end of the respective periods:

	June 30, 2013		December 31, 2012
	Number of options	Weighted average exercise price (Cdn$)	Number of options	Weighted average exercise price (Cdn$)
Balance, beginning of period	16,945,275	$1.32	12,745,410	$1.46
Granted	3,956,000	0.96	6,455,000	1.10
Forfeited	(2,201,371)	1.76	(2,237,635)	1.66
Exercised	-	-	(17,500)	0.71
Balance, end of period	18,699,904	$1.19	16,945,275	$1.32

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The following are the weighted average assumptions used in calculating the value of the stock options granted:

	June 30, 2013	June 30, 2012
Risk free interest rate	1.4%	1.3%
Expected life	4.5	4.6
Expected volatility	67%	71%
Expected dividend per share	$0.00	$0.00
Weighted average fair value	$0.53	$0.66

Expected volatility is based on the historical share price volatility over a period of time equivalent to the expected life of the grant.

The following table summarizes information relating to outstanding and exercisable stock options at June 30, 2013:

Exercise prices	Weighted average remaining contractual life (in years)	Number of options outstanding	Weighted average exercise price (Cdn$)	Number of options exercisable	Weighted average exercise price (Cdn$)
$0.50 - $1.00	3.7	6,233,201	$0.90	1,182,201	$0.80
$1.00 - $1.50	2.5	8,725,261	1.20	5,968,962	1.20
$1.50 - $2.00	2.4	3,527,204	1.59	2,197,491	1.61
$2.00 - $2.50	2.9	130,000	2.33	130,000	2.33
$2.50+	2.4	84,238	2.77	84,238	2.77
	2.9	18,699,904	$1.19	9,562,892	$1.27

At June 30, 2013, the intrinsic value of the stock options outstanding was $nil (June 30, 2012 - $0.1 million), and the intrinsic value of the stock options that were exercisable was $nil (June 30, 2012 - $0.1 million).

d)	Deferred Share Unit Plan

During the three and six month periods ended June 30, 2013, the Company granted nil and 840,000 deferred share units (June 30, 2012 – nil and nil). At June 30, 2013, the carrying amount of deferred share units included in liabilities was $0.4 million (December 31, 2012 – $0.3 million). Total deferred share unit compensation expense recognized in the Statement of Operations for the three and six month periods ended June 30, 2013 was $nil and $0.2 million, respectively (June 30, 2012 - $nil and $nil).

e)	Share-based Compensation Expense

The total share-based compensation expense recognized in the Statement of Operations for the three and six month periods ended June 30, 2013 was $0.8 million and $1.5 million, respectively (June 30, 2012 - $1.3 million and $2.5 million).

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

9.	(LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted (loss) earnings per share is based on the assumption that stock options, warrants and common share equivalents, which have an exercise price less than the average market price of the Company’s common shares during the period, have been exercised on the later of the beginning of the period and the date granted.

Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows:

	Three months ended		Six months ended
		June 30		June 30
	2013	2012	2013	2012
Net (loss) income attributable to shareholders	$(4,741)	$416	$9,000	$5,936
Basic weighted average shares outstanding	231,577,722	217,314,400	231,506,450	210,804,922
Dilutive securities:
Options	-	64,780	-	169,158
Warrants	-	-	-	172,902
Diluted weighted average shares outstanding	231,577,722	217,379,180	231,506,450	211,146,982
Basic (loss) earnings per share	$(0.02)	$0.00	$0.04	$0.03
Diluted (loss) earnings per share	$(0.02)	$0.00	$0.04	$0.03

The following items were excluded from the computation of diluted weighted average shares outstanding for the respective three and six month periods ended June 30, 2013 and 2012 because their effect would have been anti-dilutive:

	Three months ended		Six months ended
		June 30		June 30
	2013	2012	2013	2012
Options	18,699,904	14,664,150	18,699,904	14,664,150
Warrants	15,886,317	30,878,267	15,886,317	25,551,485
Convertible debentures	20,408,163	20,408,163	20,408,163	20,408,163

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in non-cash operating working capital items are as follows:

	Three months ended		Six months ended
		June 30		June 30
	2013	2012	2013	2012
Accounts receivable	$390	$534	$709	$72
Prepaids	51	183	242	741
Inventories	(546)	(556)	(1,996)	(1,719)
Accounts payable and accrued liabilities	(1,536)	(1,060)	(3,539)	(1,877)
Deferred revenue	(842)	(1,267)	(1,897)	(2,404)
	$(2,483)	$(2,166)	$(6,481)	$(5,187)

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Non-cash transactions not reflected in the Consolidated Statements of Cash Flows are as follows:

	Three months ended		Six months ended
		June 30		June 30
	2013	2012	2013	2012
Capitalized depreciation	$439	$791	$793	$1,485
Shares issued	-	23	-	23
Equipment purchases under finance lease	108	87	797	2,934

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Capital Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures the Company remains in sound financial position.

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash as follows:

	June 30	December 31
	2013	2012
Shareholders’ equity	$243,234	$232,624
Current and long-term debt	85,905	93,195
	329,139	325,819
Less: cash	(20,930)	(29,807)
	$308,209	$296,012

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the six month period ended June 30, 2013.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Fair Values of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The following is a comparison of the carrying amounts and fair value of the Company’s financial instruments:

	June 30, 2013		December 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Cash	$20,930	$20,930	$29,807	$29,807
Accounts receivable	1,133	1,133	1,927	1,927
Investment	285	285	543	543
Derivative asset	662	662	3,767	3,767
Restricted cash	19,474	19,474	20,395	20,395

Financial Liabilities
Accounts payable and accrued liabilities	16,977	16,977	22,751	22,751
Derivative liabilities
Convertible debenture conversion option	566	566	2,554	2,554
Warrant liabilities	1,274	1,274	1,592	1,592
Commodity linked interest liability	4,096	4,096	5,579	5,579
Long-term debt	85,905	90,787	93,195	103,906

The fair value disclosure of long-term debt is determined based on observable inputs categorized within level 1 and level 2 of the fair value hierarchy, such as quoted market prices and interest rates inherent in the debt.

c)	Financial Risk Management Objectives

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk, and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

d)	Market Risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and worldwide political and economic conditions. The profitability of the Company is directly related to the market price of gold.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

e)	Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash, restricted cash, and accounts receivable in the ordinary course of business.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The Company’s maximum exposure to credit risk is represented by the carrying amount of the Company’s cash, restricted cash, and accounts receivable. Cash and restricted cash are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings. The balance of accounts receivable owed to the Company in the ordinary course of business is not significant. The fair value of accounts receivable approximates carrying value due to their relatively short periods to maturity.

There are no material financial assets that the Company considers to be past due.

On a quarterly basis, the Company assesses whether there has been an impairment of financial assets. The Company has not recorded an impairment on any of the Company’s financial assets during the three and six month periods ended June 30, 2013.

f)	Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, mineral production from existing operations, commodity prices, taxes and the availability of capital markets. As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain debt financing.

Accounts payables and accrued liabilities are paid in the normal course of business generally according to their terms.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

						December 31,
	Payments due by period as of June 30, 2013					2012
	Within 1 year	2-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$15,465	$1,478	$34	$-	$16,977	$22,751
Long-term debt (principal and interest repayments)	24,656	88,032	2,634	-	115,322	128,926
Derivative liabilities	2,177	3,759	-	-	5,936	9,725
Operating lease obligations	448	646	507	39	1,640	1,359
Contractual commitments	14,091	-	-	-	14,091	14,118
	$56,837	$93,915	$3,175	$39	$153,966	$176,879

g)	Currency Risk

The Company is exposed to currency risk on its Canadian dollar cash, accounts receivable, restricted cash, accounts payable and accrued liabilities, accrued site closure costs, current and long-term debt, in addition to its direct operating costs. For the three and six month periods ended June 30, 2013, the sensitivity of the Company’s net (loss) income due to a 10% change in the exchange rate between the Canadian dollar and the United States dollar would have impacted net (loss) income by $0.2 million and $0.4 million, respectively (June 30, 2012 - $0.6 million and $1.3 million).

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

h)	Interest Rate Risk

All of the Company’s debt obligations are fixed and therefore there is no exposure to changes in market interest rates. As of June 30, 2013, the Company’s significant outstanding borrowings consist of $50 million of convertible debentures which accrue interest at a fixed annual rate of 6.5%, equipment finance leases, as well as the Notes bearing interest between 9% and 14% depending on the gold price. The weighted average interest rates paid by the Company on its outstanding borrowings during the three and six month periods ended June 30, 2013 were 7.1% and 7.1%, respectively (June 30, 2012 – 6.2% and 6.3%). The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

For the three and six month periods ended June 30, 2013, a 100 basis point increase or decrease in interest rates would have impacted net earnings by $nil and $nil, respectively (June 30, 2012 - $nil and $nil).

i)	Commodity Price Risk

The Company’s principal business includes the sale of gold. Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices, over which the Company has no control. The Company has the ability to address its price-related exposures through the limited use of options and future and forward contracts. The Company is currently an unhedged gold producer and does not have any option, future or forward contracts. During the three and six month periods ended June 30, 2013, a 10% increase or decrease in the price of gold would have resulted in a $2.8 million and $7.0 million increase or decrease in the Company’s pre-tax earnings, respectively (June 30, 2012 - $2.6 million and $5.0 million).

The Company also has the Notes which bear interest between 9% and 14% depending on the price of gold. For the three and six month periods ended June 30, 2013, the sensitivity of the Company’s interest expense related to the Notes due to changes in the gold price from under $1,800 per ounce to over $2,500 per ounce would have impacted net (loss) income by $0.4 million and $0.8 million, respectively (June 30, 2012 - $nil and $nil).

j)	Fair Value Measurements Recognized in the Statements of Financial Position

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

At June 30, 2013, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Statements of Financial Position at fair value are categorized as follows:

	June 30, 2013
	Level 1	Level 2	Level 3
	Input	Input	Input
Financial Assets
Investment	$285	$-	$-
Derivative asset	-	-	662
Total	$285	$-	$662
Financial Liabilities
Warrant liabilities (Note 6)	$1,274	$-	$-
Commodity linked interest liability (Note 6)	-	4,096	-
Convertible debenture conversion option (Note 6)	-	566	-
Total	$1,274	$4,662	$-

	June 30, 2012
	Level 1	Level 2	Level 3
	Input	Input	Input
Financial Liabilities
Warrant liabilities (Note 6)	$4,191	$-	$-
Cangold option	-	14,191	-
Convertible debenture conversion option (Note 6)	-	4,433	-
Total	$4,191	$18,624	$-

There were no transfers between levels during the period. During the three and six month periods ended June 30, 2013, losses of $0.2 million and $0.2 million have been recognized in other comprehensive income related to the Level 1, 2 or 3 financial instruments, respectively (June 30, 2012 - $nil and $nil).

The following table is a reconciliation of the level 3 fair value measurements of financial assets:

	June 30	December 31
	2013	2012
Balance, beginning of period	$3,767	$-
Fair value on initial recognition	-	4,156
Foreign exchange	(178)	-
Losses included in statement of operations	(2,927)	(389)
Balance, end of period	$662	$3,767

12.	SEGMENT INFORMATION

The Company owns and operates the Black Fox Mine and Mill and its adjacent Grey Fox and Pike River exploration properties. Additionally, the Company owns the Goldfields project in Canada and other exploration properties in Mexico and the Dominican Republic. The segments are determined on a property by property basis and therefore the Company’s operating segments are represented by individual properties and the corporate operations. The only property which is currently in production is the Black Fox Mine, which is located in Canada. All revenues are generated from the sale of gold. The Mexican and Dominican Republic exploration properties have been aggregated to form the Other Exploration Properties segment.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The Company is not economically dependent on any customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

The following are the operating results by segment:

	Three months ended June 30, 2013
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$30,401	$-	$-	$-	$30,401
Direct operating costs	20,416	-	-	-	20,416
Depreciation and amortization	9,834	-	-	6	9,840
Corporate administration	-	-	-	2,504	2,504
Segment income (loss) from mining operations	151	-	-	(2,510)	(2,359)
Unrealized gains on derivative liabilities	-	-	-	1,048	1,048
Renunciation of flow-through shares	570	-	-	-	570
Finance income	-	-	-	61	61
Finance costs	(558)	-	-	(1,992)	(2,550)
Unrealized loss on derivative asset	-	-	-	(2,203)	(2,203)
Foreign exchange gain (loss) and other	2,156	-	-	(1,333)	823
Income (loss) before income taxes	2,319	-	-	(6,929)	(4,610)

Other disclosures
Capital expenditures	10,946	20	11	-	10,977

	Six months ended June 30, 2013
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$74,229	$-	$-	$-	$74,229
Direct operating costs	37,941	-	-	-	37,941
Depreciation and amortization	18,292	-	-	16	18,308
Corporate administration	-	-	-	5,150	5,150
Segment income (loss) from mining operations	17,996	-	-	(5,166)	12,830
Unrealized gains on derivative liabilities	-	-	-	2,184	2,184
Renunciation of flow-through shares	1,156	-	-	-	1,156
Finance income	-	-	-	118	118
Finance costs	(1,109)	-	-	(3,932)	(5,041)
Unrealized loss on derivative asset	-	-	-	(2,927)	(2,927)
Foreign exchange gain and other	2,730	-	-	(986)	1,744
Income (loss) before income taxes	20,773	-	-	(10,709)	10,064

Assets	349,374	50,008	11,141	2,805	413,328
Liabilities	157,102	8,896	867	3,229	170,094

Other disclosures
Capital expenditures	24,461	66	65	4	24,596

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

	Three months ended June 30, 2012
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$28,422	$-	$-	$-	$28,422
Direct operating costs	14,716	-	-	-	14,716
Depreciation and amortization	6,019	-	-	14	6,033
Corporate administration	-	-	-	2,987	2,987
Segment income (loss) from mining operations	7,687	-	-	(3,001)	4,686
Unrealized gains on derivative liabilities	-	-	-	702	702
Renunciation of flow-through shares	463	-	-	-	463
Finance income	-	-	-	45	45
Finance costs	(548)	-	-	(766)	(1,314)
Impairment on investment	-	-	(4,887)	-	(4,887)
Equity loss in investment in associate	-	-	(92)	-	(92)
Foreign exchange gain (loss) and other	614	-	-	(47)	567
Income (loss) before income taxes	8,216	-	(4,979)	(3,067)	170

Other disclosures
Capital expenditures	15,959	18	-	2	15,979

	Six months ended June 30, 2012
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$54,245	$-	$-	$-	$54,245
Direct operating costs	28,474	-	-	-	28,474
Depreciation and amortization	12,003	-	-	30	12,033
Corporate administration	-	-	-	5,572	5,572
Segment income (loss) from mining operations	13,768	-	-	(5,602)	8,166
Unrealized gains on derivative liabilities	-	-	-	4,419	4,419
Renunciation of flow-through shares	1,199	-	-	-	1,199
Finance income	-	-	-	121	121
Finance costs	(978)	-	-	(1,478)	(2,456)
Impairment on investment	-	-	(4,887)	-	(4,887)
Equity loss in investment in associate	-	-	(132)	-	(132)
Foreign exchange loss and other	(376)	-	-	(117)	(493)
Income (loss) before income taxes	13,613	-	(5,019)	(2,657)	5,937

Assets	319,481	49,847	27,158	4,520	401,006
Liabilities	164,018	8,791	15,323	8,071	196,203

Other disclosures
Capital expenditures	33,693	87	3	2	33,785

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Geographical Information

	June 30	December 31
Non-current assets	2013	2012
Canada	$339,234	$332,620
Mexico	7,660	8,255

Non-current assets for this purpose consist of property, plant and equipment, mining properties, mineral rights and evaluation and exploration assets.

13.	COMMITMENTS AND CONTINGENCIES

The Company entered into flow-through share subscription agreements during the year ended December 31, 2012, whereby it agreed to renounce to investors a total of $10.0 million of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada, with an effective date of December 31, 2012. The Company will be required to pay an interest penalty of approximately 1% per annum on the unspent amount between February 29, 2013 and December 31, 2013.

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. The Company conducts its operations so as to protect public health and environment and it believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial conditions or future results of operations of the Company.

Certain of the Company’s mineral properties are subject to royalty obligations based on minerals produced from the properties. The current Black Fox reserves are not subject to royalty obligations. Royalty obligations for the Grey Fox, Pike River, and Goldfields properties may arise upon mine production relating to these properties.

As at June 30, 2013, the Company had approximately $14.1 million of contractual commitments for the development of the Goldfields Project.

14.	HUIZOPA PROPERTY

On May 23, 2013, the Company entered into an Amended and Restated Agreement with Cormack Capital Group, LLC (“Cormack”). The Company agreed to waive all payments owing to the Company under the initial agreement and transfer 100% of the issued share capital of Minera Sol de Oro and Minas de Argonautas, including the interest in the Huizopa Project (collectively, “Huizopa”) to Cormack. The Company retained its 2% Net Smelter Royalty over future production from Huizopa and right to receive a production bonus of $4.0 million over two years from the date commercial production commences. Cormack may reduce the Net Smelter Royalty to 1% by making a $1.0 million payment to the Company. The Company also received the right to 20% of the proceeds of disposal of Huizopa if it is disposed of prior to reaching commercial production.

As of June 30, 2013, the Company has recognized a loss of $0.7 million on the disposal of the Huizopa property. No proceeds were assigned to the disposal of the property as the consideration is contingent on the future development and success of the property.

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